Exhibit 12.(a)(6)

April 1, 2026

Morgan Stanley China A Share Fund, Inc. Announces

Preliminary Results of Tender Offer

(For Immediate Release)

For more information: 800.231.2608

NEW YORK— Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) announced today that the Fund’s tender offer for up to 3,363,566 of its issued and outstanding shares of common stock, representing approximately 20 percent of the Fund’s outstanding shares, expired at 5:00 p.m., Eastern time on March 31, 2026.

Based upon current information, approximately 14,428,072 shares were tendered. Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 23.3 percent of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. The purchase price of properly tendered shares is equal to 98.5 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on March 31, 2026.

For further information, please contact Georgeson LLC, the Fund’s information agent, at 888-355-3492.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,300 investment professionals around the world and $1.9 trillion in assets under management or supervision as of December 31, 2025. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

Media Relations:

Colleen McElhinney

617.672.8995

Colleen.McElhinney@morganstanley.com